Exhibit 99.5

CERTIFICATE OF QUALIFIED PERSON

I, Augusto Chung, FAusIMM CP, do hereby certify that:

1.	I am employed as VP Projects and Metallurgy of Sierra Metals Inc., 79 Wellington St. West, Suite 2100, Toronto, Ontario, Canada, M5K 1H1.

2.	This certificate applies to the technical report entitled “NI 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Chihuahua State, Mexico” dated July 31, 2018, with an effective date of August 31, 2017 (the “Technical Report”).

3.	FAusIMM # 317723. Relevant experience as VP Projects and Metallurgy of Sierra Metals Inc. since May of 2017. Prior to that, I have worked for the following companies: Rio Alto Mining, Milpo, Pueblo Viejo Dominicana Corporation, Compania Minera Zaldivar, Barrick Lagunas Norte, Antamina and Southern Peru Copper Corporation.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	Most recently, I have visited the Cusi Mine operation, including the processing plant located at Malpaso, in the Cuahutemoc area of Chihuahua State, Mexico, on July 17, 2018 for 2 days.

6.	I am responsible for the preparation of sections 1, 2, 3, 13, 17, 18, 19, 20, 23, 24, 25, 26 and 27 of the Technical Report.

7.	I am non-independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

8.	As VP Projects and Metallurgy of Sierra Metals Inc., I have been directly in involved in metallurgy and tailings deposition facilities for Sierra Metals Inc.’ Mexico operations, including the Cusi Mine / Malpaso and Bolivar Mine / Piedras Verdes.

9.	I have read NI 43-101 and Form 43-101 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.

10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the part of the Technical Report for which I am responsible for contain all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of August, 2018.

“Augusto Chung”

Augusto Chung, FAusIMM CP